UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the Month of May 2007

Commission File Number 000-50994

BioProgress PLC

(Translation of registrant’s name into English)

15-17 Cambridge Science Park

Milton Road, Cambridge CB4 0FQ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of                 1934.

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

.

For Immediate Release                                                29 May 2007

                BioProgress plc ('BioProgress' or the 'Company')
    Intention to delist from NASDAQ, deregister and terminate SEC reporting obligations

London, UK, (29 May 2007): BioProgress (AIM: BPRG; NASDAQ: BPRG), the specialty pharma and healthcare company today announces that it will delist its Amercian
Depositary Receipts ('ADRs') from The NASDAQ Stock Market and deregister and terminate the Company's reporting obligations under the U.S. Securities Exchange
Act of 1934 (the 'Exchange Act'). The Company's Ordinary Shares will continue to trade on London's AIM.

The Company has provided written notice to NASDAQ of its intention to delist and intends to file a Form 25 with the SEC on 8 June 2007 to effect the delisting.
The Company reserves the right to delay the filing of the Form 25 or withdraw the Form 25 for any reason prior to its effectiveness. The delisting is expected to take effect on 18 June 2007 at which point the Company will file a Form 15F with the SEC to deregister and terminate its reporting obligations under the
Exchange Act. The deregistration is expected to become effective on 17 September
2007, by operation of law. The Company reserves the right to delay the filing of the Form 15F or withdraw the Form 15F for any reason prior to its effectiveness.

The decision to delist from NASDAQ, deregister and terminate the Company's reporting obligations under the Exchange Act has been made due to the burdensome costs of compliance with the SEC rules and in particular the Section 404 requirements of the Sarbanes-Oxley Act of 2002. The Company believes that the cost of compliance outweighs the limited benefits and trading in the company's shares for a company like BioProgress and the cash saved can be put to greater use in other parts of the business.

The Company expects to maintain its ADR facility with JPMorgan Chase Bank, N.A., and to amend its Deposit Agreement with JPMorgan Chase Bank, N.A., to reflect its deregistration and allow its ADR's to trade on the over-the-counter (OTC)
market in the United States. BioProgress expects to continue to publish its
Results and other documents and communications in accordance with Exchange Act
Rule 12g3-2 on its Web site, located at www.bioprogress.com.

Richard Trevillion, Chief Executive Officer commented:
'At this stage of the Company's development there are limited benefits of a dual listing and the costs of maintaining the NASDAQ listing have increased significantly over the last 18 months. The cost savings can be utilised to accelerate the growth of the business, particularly in the United States, which continues to be an important market for the business.'

For further information:

BioProgress Plc                                   + 44 (0) 20 7098 9881
Richard Trevillion, CEO
Steve Martin, CDO
Hiral Patel, CFO

Buchanan Communications                           + 44 (0) 20 7466 5000
Rebecca Skye Dietrich
Mark Court

About BioProgress
BioProgress plc is an innovative specialty pharmaceutical and healthcare business based around its platform technologies in polymer and film systems.
Listed on London's AIM in May 2003 and on US NASDAQ in October 2004, the company has over 80 patents granted or in application within 24 patent families and has product development agreements and strategic alliances with several global companies. As a virtually integrated business, BioProgress has acquired sales and marketing resources within Europe and the United States as a launch mechanism for its own pharmaceutical products. The business continues to develop innovative delivery mechanisms using its XGELTM polymer technology, replacing the need to use animal-derived gelatine in pharmaceutical and healthcare products. For further information please go to www.bioprogress.com

Forward-Looking Information.
The Ordinary Shares of BioProgress plc are registered under the US Securities
Exchange Act of 1934.  To the extent that this announcement contains
"forward-looking statements" within the meaning of the Private Securities
Litigation Reform Act of 1995, this paragraph applies.  These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances.  Actual results may vary materially from the expectations contained in the forward-looking statements.  The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganisation.  Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company's filings with the
Securities and Exchange Commission.  The Company is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.
This announcement is for information only and does not constitute an offer or invitation to acquire or dispose of any securities, or investment advice.  The distribution of the announcement and/or issue of securities in certain jurisdictions may be restricted by law.  Persons into whose possession this announcement comes are required to inform themselves about and to observe such restrictions.

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                                                                                                                                                BIOPROGRESS PLC                                                                                                                                                                                                                                                                                                                                                                                 /s/  Richard Trevillion                                                                                                                                                                                                                                                                                                                                                                              Richard Trevillion                                                                                                                                                                                                                                                                                                                                                                           Chief Executive Officer

                                                                                                                                                                                                                                                                                 Dated: May 29, 2007